SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2012

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Granada Ampliación
11529 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

With reference to the public announcements by América Móvil, S.A.B. de C.V. of May 7, 2012 and AMOV Europa B.V. of May 29, 2012, this is a public announcement by América Móvil, S.A.B. de C.V. and AMOV Europa B.V. pursuant to Section 4 paragraph 3 of the Dutch Decree on Public Takeover Bids (Besluit openbare biedingen Wft) relating to the partial offer for ordinary shares in Koninklijk KPN N.V. that was announced by AMOV Europa B.V., an indirect 100% subsidiary of América Móvil, S.A.B. de C.V., on May 29, 2012 (the "Offer"). Reference is made to the offer memorandum relating to the partial offer made by AMOV Europa B.V. as published on May 29, 2012 on www.americamovil.com. Defined terms shall have the meanings ascribed to them in the offer memorandum. This announcement does not constitute a public offer to sell or the solicitation of an offer to buy or subscribe for any securities.

The Offer is subject to Dutch disclosure and procedural requirements, which are different from those of the United States. To the extent permissible under applicable law or regulation, América Móvil, S.A.B. de C.V., AMOV Europa B.V. and their affiliates or brokers (acting as agents for América Móvil, S.A.B. de C.V., AMOV Europa B.V. or their affiliates) may from time to time after the date hereof, directly or indirectly purchase, or arrange to purchase, ordinary shares of Koninklijke KPN N.V. that are subject to the Offer, or any securities that are convertible into, exchangeable for or exercisable for such shares. To the extent information about such purchases or arrangements to purchase is made public in The Netherlands, such information will be disclosed by means of a press release or other means reasonably calculated to inform U.S. shareholders of Koninklijke KPN N.V. of such information. In addition, the financial advisors to América Móvil, S.A.B. de C.V., may also engage in ordinary course trading activities in securities of Koninklijke KPN N.V., which may include purchases or arrangements to purchase such securities.

“América Móvil notifies AFM of 5.01% interest in KPN”

Mexico City, Mexico, May 31, 2012 – América Móvil, S.A.B. de C.V. (BMV: AMX; NYSE: AMX; Nasdaq: AMOV; LATIBEX: XAMXL) and AMOV Europa BV today announce that AMX has entered into transaction in ordinary shares in Koninklijke KPN N.V. ("KPN"), including a transaction pursuant to which a notification threshold under applicable Dutch law has been crossed as of today. As a result of this transaction, AMX will hold 71,683,000 ordinary shares in KPN, representing a capital interest and a voting interest of 5.01% in KPN . In line with the applicable regulatory requirements, AMX has notified the Dutch Authority for the Financial Markets (AFM) accordingly.

About AMX

AMX is the leading provider of wireless services in Latin America. As of March 31, 2012, it had 246 million wireless subscribers and 59.7 million fixed revenue generating units in the Americas.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 31, 2012

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact